June 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention Gregory Dundas, Staff Attorney

Larry Spirgel, Assistant Director

Joseph M Kempf, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Re: EVIO, Inc.

File 000-12350

We are in receipt of your letter dated May 30, 2018 where you provided the following comments:

Financial Statements

Note 14 - Subsequent Events

Entries into Material Agreements, page 33

1. We note that on May 2, 2018, Evio Canada, Inc. purchased a 50% interest in Keystone Labs, Inc. for CAD $2,495,00 and then advanced another CAD $1,000,000 to Keystone Labs. Such investments and advances appear to exceed the reporting thresholds of Rule 8-04(b)(1) of Regulation S-X. Therefore, it appears that you are required to provide historical financial statements of Keystone Labs, Inc. and related pro forma information under the cover of Form 8-K. Please revise or provide us your supporting calculations. In your response address how you determined the fair value of the common shares you issued in the acquisition as these shares appear to have been issued at a substantial discount of their trading price.

b.1	EVIO’s investment in Keystone / total EVIO assets as of September 30, 2017: $2,495,000CDN ($1,942,000USD) / $6,017,934 = 32.3%
b.2	Keystone assets / EVIO assets as of September 30, 2017: $251,419 / $6,017,934 = 4.2%
b.3	Keystone net income(loss) / EVIO net income (loss): $19,434 / ($3,560,194) = 0.5%

62930 O B Riley Road, Suite 300 Bend, Oregon 97703 T: 541-633-4568 F: 541-727-5361

The investment of EVIO pursuant to b.1 results in computation of 32.3% and is therefore a significant asset for EVIO. As such, EVIO is in the process of obtaining separate audited financial statements for Keystone Labs, Inc. under Rule 8-04 of Regulation S-X.

Prior to the acquisition on May 2, 2018, an independent audit firm was engaged to perform the required attestation work. On or before the 75 day deadline subsequent to acquisition (July 16, 2018), EVIO plans to file a form 8-K with the audited financial statements for Keystone Labs, Inc. for the year ending July 31, 2016 and a review for the quarter and nine months ending April 30, 2018.

Management's Discussion and Analysis

Results of Operations, page 36

2. Please expand your discussion to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute a decrease in revenue for the three months ended March 31, 2018, to a “decrease in testing services completed ... combined with deceased advisory services performed" and attribute increased cost of revenues to “increased direct costs associated with providing testing services and increased costs of advisory services.” However, you do not fully analyze the underlying reasons for these changes. Neither do you quantify the impact due to organic growth and/or business acquisitions. Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350.

We are in the process of performing analysis of each material quantitative change in operating measures from period to period. We expect to complete this analysis by June 15, 2018 and file a Form 10-Q/A soon thereafter.

Form 10-Q for the Quarter Ended December 31, 2017

Form 10-Q for the Quarter Ended March 31, 2018

Liquidity and Capital Resources, page 39

3. Please discuss your liquidity and capital resources for both the short-term and long-term. We note on page 12 of your Form 10-K for the year ended September 30, 2017 the statement that the company is uncertain of its ability to generate sufficient liquidity from its operations. We also note the disclosure on page 8 under the title "Going Concern," where you state, among other things, that the company "does not have an established source of revenues sufficient to cover its operating costs." However, neither of these uncertainties relating to your liquidity are discussed in your subsequent Form 10-Qs.

We understand the Staff’s comments and will, in future filings discuss uncertainties as noted in your comment, including the Form 10-Q/A for the Quarter Ended March 31, 2018.

If you have any questions, please contact either myself of Mr. William Waldrop, Chief Executive Officer.

/s/ David M. Kane

David M. Kane

Chief Financial Officer

cc: William Waldrop

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